SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For September 27, 2004


                      BONSO ELECTRONICS INTERNATIONAL INC.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11F., Star House 3 Salisbury Road,
                         Tsimshatsui, Kowloon, Hong Kong
                     --------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

            Form 20-F     X                            Form 40-F
                        -----                                     -----


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                Yes                                       No     X
                     -----                                     -----

                      BONSO ELECTRONICS INTERNATIONAL INC.

                 Information for the Quarter Ended June 30, 2004

                                TABLE OF CONTENTS
         REPORT FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2004 ON FORM 6-K


                                                                          Page
                                                                          ----

First Quarter FY2005 Shareholders Letter                                   4

Consolidated Financial Statements                                          6

Unaudited Consolidated Statements of Income and
     Comprehensive Income for the Three Months
Ended June 30, 2004 and June 30, 2003                                      6

Unaudited Consolidated Balance Sheet as of
     June 30, 2004 and Audited Consolidated Balance Sheet
     as of March 31, 2004                                                  7

Management Discussion and Analysis of Financial Conditions
and Results of Operations                                                  8

Exhibit - Press Release dated September 15, 2004
      Disclosing First Quarter Results                                    14

                               [BONSO LETTERHEAD]




Dear Shareholders:                                             27 September 2004

     The first quarter results were mixed with profits flat while sales decreased 10% as compared to the same period last year. Our sensor-based scale product sales remained strong but were offset by reduced telecommunications product sales. We are cautiously optimistic that our telecommunications business may recover in the coming quarters.

     For the three months ended 30 June 2004, net income stayed approximately equal at $693,000 or $0.12 per share when compared to the same period last year. With net sales declining approximately 10% to $18,041,000 compared to $20,045,000 posted during the same period last year, diluted earnings per share remained at $0.12 per share in spite of the decline in net sales. This was primarily the result of improved gross profit margins.

     We were not able to surpass the record sales we posted in the first quarter last year, but our improved gross profit margins allowed us to make the same amount of profit on fewer sales. We attribute this improvement in gross profit margins to a formal program dedicated to improving manufacturing efficiencies and overall business processes.

     Customer demand for our products and services is strong, and we are continuing to discover business opportunities for new products within our sensor-based and telecommunications manufacturing services. Our management team is up to the challenge and by the end of this calendar year; we anticipate adding over 100,000 square feet of additional factory and dormitory capacity to support our future growth. This will increase the size of our facilities by more than 15% to over 700,000 square feet.

     Hopefully, by now, you have had an opportunity to read our Annual Report for last year. I was pleased to report that last year was the best year in our history. We delivered record revenue, earnings and cash flow, strengthened our balance sheet, lowered our interest costs, increased investments in the future growth of our businesses and provided a dividend to our shareholders. We are dedicated to continuing these trends in the future. In the first quarter we delivered on maintaining earnings, improving cash flow, strengthening our balance sheet, lowering our interest costs and increasing the investment in future growth. For the items we missed, we will continue to attempt to improve in these catagories.

     We invite you to visit our improved web site: www.bonso.com. Be sure to view the six minute corporate video which highlights our high technology factory in China.

We are keeping one eye on the future and one eye on the bottom line. We're working hard to protect and increase the value of the investments that our shareholders and customers have made in us. And we are excited to share with you the results we've delivered.

We thank you for your patience and support as we strive for consistency in our earnings and revenue growth in the future.

Best regards,
Bonso Electronics International, Inc.



Anthony So
Chairman, President and Chief Executive Officer

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

                      BONSO ELECTRONICS INTERNATIONAL INC.

                          CONSOLIDATED INCOME STATEMENT
                         (In Thousands of U.S. Dollars)
                                    Unaudited

                                                      Three months ended June 30
                                                      --------------------------
                                                            2004           2004
                                                            ----           ----

Net sales                                                 18,041         20,045
Cost of sales                                            (14,421)       (16,229)
                                                      ----------     ----------

Gross margin                                               3,620          3,816
Selling expenses                                             699            829
Salaries and related costs                                 1,252          1,276
Research and development expenses                             90             98
Administration and general expenses                          673            789
Amortization of brand name and goodwill                       53             57
                                                      ----------     ----------

Income from operations                                       854            767
Interest Income                                               43             12
Interest Expenses                                           (207)          (274)
Foreign exchange gains/(losses)                              (51)            18
Other income                                                  40            127
                                                      ----------     ----------

Income before income taxes & Minority Interest               679            650
Income tax benefit/(expense)                                 (10)            81
Net Income before Minority Interest                          669            731
Minority Interest                                             24            (23)
                                                      ----------
Net income                                                   693            708
                                                      ----------     ----------

Earnings per share
Diluted                                                    0.12           0.12
Adjusted weighted average shares                       5,825,287      5,689,159

                      BONSO ELECTRONICS INTERNATIONAL INC.

                           CONSOLIDATED BALANCE SHEET
                                (In U.S. Dollars)

                                                       June 30        March 31
                                                       -------        --------
                                                         2004            2004
                                                         ----            ----
                                                      (Unaudited)     (Audited)
Assets

Current assets
 Cash and cash equivalents                             13,001,605     10,815,279
 Restricted cash deposits                                   4,375          4,337
 Trade receivables, net                                10,535,653     10,389,769
 Inventories, net                                       9,174,587     10,881,932
 Tax recoverable                                          307,217         58,464
 Deferred income tax assets - current                     186,045         52,057
 Other receivables, deposits and prepayments            1,184,477        888,658
                                                      -----------    -----------
 Total current assets                                  34,393,958     33,090,496
                                                      -----------    -----------

Deposits                                                  617,056        617,056
Deferred income tax assets - non current                   15,178         15,178
Goodwill                                                1,100,962      1,100,962
Brand name, net                                         2,347,392      2,397,392
Property, plant and equipment                          15,744,571     16,377,361

 Total assets                                          54,219,117     53,598,445

Liabilities and shareholders' equity

Current liabilities
 Bank overdraft                                           261,116        156,429
 Notes payable                                          4,014,170      3,244,194
 Accounts payable                                       7,972,070      8,280,039
 Accrued charges and deposits                           2,993,469      2,951,797
 Income Taxes Payable                                     278,821        279,485
 Short-Term Loans                                       4,360,181      4,599,652
 Current portion of long-term debt and                    384,615        678,397
  capital lease obligations
                                                      -----------    -----------

 Total current liabilities                             20,264,443     20,189,993
                                                      -----------    -----------

Long-term debt and capital lease obligations,           1,022,164      1,158,081
net of current maturities
Deferred Income Tax                                         1,421         39,718

Minority Interests                                         (9,910)        14,203
Redeemable Common Stock                                 1,445,808      1,445,808
Shareholders' equity
 Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares : 2000-5,712,610;        16,669         16,579
  2001-5,496,133 ; 30 September 2001- 5,601,859
 Additional paid-in capital                            21,723,248     21,665,801
 Capital Reserves
 Retained earnings                                      9,208,804      8,515,793
 Accumulated other comprehensive income                   546,469        552,469
                                                      -----------    -----------

                                                       31,495,190     30,750,642
                                                      -----------    -----------
Total liabilities and shareholders' equity             54,219,117     53,598,445

Management Discussion and Analysis of Financial Conditions and
--------------------------------------------------------------
Results of Operations
---------------------

Period ended June 30, 2004 compared to period ended June 30, 2003

     Net Sales. Our sales decreased 10% from approximately $20,045,000 for the period ended June 30, 2003, to approximately $18,041,000 for the period ended June 30, 2004, primarily as a result of the decreased demand for our telecommunication and scales products. Sales from our scales segment decreased from approximately $11,319,000 for the period ended June 30, 2003, to approximately $10,842,000 for the period ended June 30, 2004 and telecommunication segment dropped from approximately $8,726,000 for the period ended June 30, 2003, to approximately $7,199,000 for the period ended June 30, 2004.

     Gross Margin. Gross margin expressed as a percentage of sales increased by 1% to 20% for the three month period ended June 30, 2004, as compared with 19% for the three months ended June 30, 2003. The improved Gross Margin is attributed to a formal program dedicated to improving manufacturing efficiencies and overall business processes.

     Selling Expenses. Selling expenses decreased by 15.6% from approximately $829,000 for the period ended June 30, 2003 to approximately $699,000 for the period ended June 30, 2004. This increase is attributable primarily to decreased export transportation costs and less air flight cost.

     Salaries And Related Costs. Salaries and related costs decreased 1.9% from approximately $1,276,000 for the period ended June 30, 2003 to approximately $1,252,000 for the period ended June 30, 2004. This decrease was primarily the result of a minor reduction in workforce.

     Research And Development. Research and development expenses decreased 8.8% from approximately $98,000 for the period ended June 30, 2003 to approximately $90,000 for the period ended June 30, 2004 due to decreased research and development activities for both scales and telecommunications products.

     Administration And General Expenses. Administration and general expenses decreased by 14.7% from approximately $789,000 for the period ended June 30, 2003 to approximately $673,000 for the period ended June 30, 2004. This decrease was primarily due to a decrease in professional and legal fees relating to the Augusta matter. See "Legal Proceedings."

     Amortization Of Brand Names and Goodwill. The brand name is amortized using the straight line method over the related estimated useful life of 15 years. Pursuant to U.S. GAAP, goodwill is no longer required to be amortized.

     Income From Operations. As a result of the above changes, income from operations increased 11% from approximately $767,000 for the period ended June 30, 2003 to $854,000 for the period ended June 30, 2004.

     Interest Income. Interest income was approximately $43,000 for the period ended June 30, 2004, compared to approximately $12,000 for the period ended June 30, 2003. This increase was mainly due to maintaining greater cash balances with our banks.

     Interest Expenses. Interest expenses decreased 24.4% from approximately $274,000 for the period ended June 30, 2003 to approximately $207,000 for the period ended June 30, 2004. The decrease is primarily the result of the decreased utilization of our banking facilities.

     Foreign Exchange Losses/Gains. We experienced a foreign currency exchange loss of approximately $51,000 for the three month period ended June 30, 2004 as compared to a gain of approximately $18,000 for the period ended June 30, 2002. The loss was primarily attributable to the stronger U.S. Dollar against the Canadian dollar and the Euro.

     Other Income. Other income decreased 68.5% from approximately $127,000 for the period ended June 30, 2003 to approximately $40,000 for the period ended June 30, 2004. This decrease was the result of decreased sales of scrape material.

     Income tax benefit/expense. We recorded a tax expense in the amount of approximately $10,000 for the period ended June 30, 2004 as compared to an income tax benefit of approximately $81,000.

     Net Income. As a result of the above changes, net income decreased from approximately $708,000 for the period ended June 30, 2003 to $693,000 for the period ended June 30, 2004, an decrease of approximately $15,000, or 2.1%.

Legal Proceedings.

     Augusta Arbitration

We have been involved in a dispute with Augusta Technologie AG ("Augusta"), relating to the acquisition of Korona from Augusta. On October 22, 2002, Augusta filed a request for arbitration in New York asserting breach of the Agreement and registration rights agreement. Several hearings were held before an ICC arbitration panel ("Tribunal").

     On July 28, 2004, the Tribunal issued a Final Award in favor of Augusta. The Final Award provided for aggregate payments to Augusta of $2,387,704, including: (i) an award of monetary damages in the amount of $1,802,029.07 (including principal and interest), (ii) costs arising out of the arbitration in the amount of (euro)418,956.42 (approximately $504,675 based upon the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on July 28, 2004 of 1.2046 dollars per Euro); and (iii) reimbursement of $76,000 of the fees and expenses of the Tribunal. Management intends to satisfy the award in the near future.

     In the fourth quarter of 2004 (i.e. the quarter ended March 31, 2004) a reserve in the amount of $1.2 million was accrued for interest, attorney fees and expenses. Management believes this reserve will be sufficient to cover all items impacting earnings associated with the Award. Therefore, management believes that no further significant financial impact to earnings will be carried into the current fiscal year (i.e. the year ended March 31, 2005) for this issue. The cash impact (balance sheet impact only) is estimated to be $2.3 million and will be taken in FY 2004 - 2005.

     Jefferson County Colorado Litigation

     On or about August 20, 2003, Bonso and three of Bonso's directors were served with a copy of a Complaint filed on July 23, 2003 in District Court of Jefferson County, State of Colorado, Case No. 03CV2505. Plaintiffs Doug Moreland, William Pinard, Richard Pinard, Leigh Investment Company, LP, Patricia Johnson, Jason Pinard and Larry Rowe (collectively the "Plaintiffs") named Anthony So, George O'Leary, Henry F. Schlueter, Cathy Pang, and John Stewart Jackson (the "Individual Defendants") and Bonso as defendants in the case.

     The Complaint alleged that the Individual Defendants breached their fiduciary duties for insider trading and misappropriation of information by selling shares of Bonso's common stock while in possession of material adverse non-public information pertaining to Bonso's financial outlook. The Complaint also alleged that the Individual Defendants breached their fiduciary duties of care, loyalty, and good faith by causing Bonso, through its directors, to disseminate to the market materially misleading and inaccurate information and its failure to correct such information. In addition, further the Complaint alleged that each of the Individual Defendants failed to disclose materially adverse information so the stock price would trade at artificially inflated prices. The Complaint also alleged the Defendants committed corporate waste by possessing confidential proprietary information and using such information for their personal benefit by selling shares of Bonso's common stock while providing no consideration to the Company for such benefit. The Complaint also alleged negligent misrepresentations and fraud by Bonso and the Individual Defendants for misrepresenting information concerning Bonso's financial outlook and its intention to conduct a share buyback. The Complaint sought unspecified damages in an amount to be determined at trial, plus pre- and post-judgment interest, and attorneys' fees costs.

     On September 26, 2003, Bonso and the Individual Defendants filed a motion to dismiss the Complaint for lack of standing, failure to state a claim, and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado.

     On October 30, 2003, the Plaintiff's filed an amended complaint (the "Amended Complaint") with the substantially the same factual allegations as asserted in the original Complaint. The Amended Complaint alleged derivative claims (the "Derivative Claims") against the Individual Defendants for breaches of fiduciary duties for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information and
(iii) waste of corporate assets. The Derivative Claims allege that Bonso has sustained damages as a result of the Individual Defendants actions. The Amended Complaint sought disgorgement of all profits realized by the Individual Defendants, the imposition of a constructive trust in favor of Bonso for the amount of profits received by the Individual Defendants as a result of their sales of Bonso stock and damages in favor of Bonso for breaches of the Individual Defendants fiduciary duties. In response, Bonso engaged an independent counsel to review the validity and appropriateness of the Derivative Claims.

     The Amended Complaint also alleged individual claims (the "Individual Claims") against the Individual Defendants for breach of fiduciary duty against the individual defendants for: (i) insider selling and misappropriation of information, (ii) dissemination of misleading and inaccurate information, (iii) negligent misrepresentations, and (iv) fraud.

     On November 20, 2003, Bonso and the Individual Defendants filed a motion to dismiss the Amended Complaint for lack of standing and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado. On January 8, 2004, the Court entered an Order denying Defendants' motion to dismiss but requiring the non-resident Plaintiff to file a cost bond.

     Thereafter, Defendants filed a Verified Second Amended Complaint (the "Second Amended Complaint") on January 21, 2004. While the Second Amended Complaint asserts essentially the same derivative and direct claims as the Amended Complaint, it includes new factual allegations concerning Bonso's December 17, 2003 announcement to extend the expiration date of its December 31, 2003 warrants (the "Warrants") and reduce the exercise price. Specifically, Plaintiffs allege, upon information and belief, that one or more of the Individual Defendants purchased Warrants between November 11, 2003 and December 17, 2003 based on information that the Warrants would be extended and the strike price reduced. We are currently proceeding with discovery in this matter. As with each of the previous complaints filed by Plaintiffs, Bonso and the Individual Defendants believe there is no basis for the claims asserted in the Second Amended Complaint and both intend to defend this action vigorously.

Stock Repurchase Program

     In August 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No shares were repurchased during the first quarter of fiscal 2005. The Company may from time to time repurchase shares of its Common Stock under this program.

Submission of Matters to a Vote of Security Holders

     The Annual Meeting of the Company's shareholders was held on September 7, 2004. The matters considered at the meeting were:

     1. The election of Anthony So; Kim Wah Chung; Cathy Kit Teng Pang; Woo Ping Fok; John Stewart Jackson IV; George O'Leary; and Henry F. Schlueter as members of the Company's Board of Directors;

     2. The approval and ratification of the Company's 2004 Stock Bonus Plan which authorizes the issuance of up to 500,000 shares of the Company's $0.003 par value common stock that may be issued under the 2004 Stock Bonus Plan;

       3. The ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Company for the fiscal year ending March 31, 2005.


     Each of the nominees was elected to the Board of Directors, the 2004 Stock Bonus Plan was approved and PricewaterhouseCoopers were ratified as the Company's independent public accountants. The votes cast at the annual meeting upon the matters considered were as follows:

         Nominee                                For                  Authority
         -------                                ---                  ---------
         Anthony So                            4,882,228               527,687
         Kim Wah Chung                         4,882,228               527,687
         Cathy Kit Teng Pang                   4,882,228               527,687
         Woo-Ping Fok                          4,882,228               527,687
         J. Stewart Jackson, IV                4,882,228               527,687
         George O'Leary                        4,882,228               527,687
         Henry F. Schlueter                    4,882,228               527,687

                                             For          Against       Abstain
                                             ---          -------       -------

   Approval of the 2004 Stock Bonus Plan    2,238,454    793,954        163,606

                                             For          Against       Abstain
                                             ---          -------       -------

   Ratification of PricewaterhouseCoopers   5,392,637     11,150          6,128

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     BONSO ELECTRONICS INTERNATIONAL INC.
                                     (Registrant)



Date: September 27, 2004             By:   /s/  Henry F. Schlueter
     -------------------                   -------------------------------------
                                                Henry F. Schlueter
                                                Assistant Secretary

Press Release     Source: Bonso Electronics International Inc.

Bonso Electronics Reports Mixed Results For The First Quarter
Wednesday September 15, 8:30 am ET

HONG KONG, Sept. 15 /Xinhua-PRNewswire-FirstCall/ -- Bonso Electronics International, Inc (Nasdaq: BNSO - News) a designer and manufacturer of sensor
                            ----   ----
based and telecommunications products, today announced financial results for the first quarter ended 30 June 2004.

The company reported net income of $693,000 or $0.12 per share on revenues of $18,041,000 for the three month period ended 30 June 2004. Net income and earnings per share when compared to the same period last year were approximately equal, with net sales declining approximately 10%, compared to net sales of $20,045,000 posted during the same period last year. Diluted earnings per share remained at $0.12 per share in spite of the decline in net sales primarily as a result of improved gross margins.

Anthony So, Bonso's Chairman, President and Chief Executive Officer, stated, "We were not able to surpass the record sales we posted in the first quarter last year, but both our gross profit margin and net profit margin improved 1.0 %and 0.3%, respectively. We attribute this improvement in gross and net profit percentages to a formal program dedicated to improving manufacturing efficiencies and overall business processes. Our sensor based product sales remained strong but were offset by reduced telecommunications product sales in the first quarter."

"Customer demand for our traditional products and services is strong, and we are continuing to discover business opportunities for new products within our sensor-based and telecommunications manufacturing services," said Anthony So. "Our management team is up to the challenge and by end of this calendar year, we anticipate adding over 100,000 square feet of additional factory and dormitory capacity to support our future growth. This will bring our total factory size to over 700,000 square feet".

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.


The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

                      BONSO ELECTRONICS INTERNATIONAL INC.
                          CONSOLIDATED INCOME STATEMENT
                         (In Thousands of U.S. Dollars)
                                    Unaudited

                                                      Three months ended June 30
                                                         2004            2003

Net sales                                               18,041           20,045
Cost of sales                                          (14,421)         (16,229)

Gross margin                                             3,620            3,816

Selling expenses                                           699              829
Salaries and related costs                               1,252            1,276
Research and development expenses                           90               98
Administration and general expenses                        673              789
Amortization of brand name and
 goodwill                                                   53               57

Income from operations                                     854              767
Interest Income                                             43               12
Interest Expenses                                         (207)            (274)
Foreign exchange gains/(losses)                            (51)              18
Other income                                                40              127

Income before income taxes & Minority
 Interest                                                  679              650
Income tax benefit/(expense)                               (10)              81
Net Income before Minority Interest                        669              731
Minority Interest                                           24              (23)
Net income                                                 693              708

Earnings per share
 Diluted                                                  0.12             0.12
 Adjusted weighted average shares                    5,825,287        5,689,159

                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                                (In U.S. Dollars)

                                                       June 30         March 31
                                                         2004            2004
                                                     (Unaudited)      (Audited)
Assets

Current assets
 Cash and cash equivalents                             13,001,605     10,815,279
 Restricted cash deposits                                   4,375          4,337
 Trade receivables, net                                10,535,653     10,389,769
 Inventories, net                                       9,174,587     10,881,932
 Tax recoverable                                          307,217         58,464
 Deferred income tax assets - current                     186,045         52,057
 Other receivables, deposits and
  prepayments                                           1,184,477        888,658

 Total current assets                                  34,393,958     33,090,496

Deposits                                                  617,056        617,056

Deferred income tax assets - non current                   15,178         15,178
Goodwill                                                1,100,962      1,100,962
Brand name, net                                         2,347,392      2,397,392
Net property plant & equipment                         15,744,571     16,377,361

 Total assets                                          54,219,117     53,598,445

Liabilities and shareholders' equity

Current liabilities
 Bank overdraft                                           261,116        156,429
 Notes payable                                          4,014,170      3,244,194
 Accounts payable                                       7,972,070      8,280,039
 Accrued charges and deposits                           2,993,469      2,951,797
 Income taxs payable                                      278,821        279,485
 Short-term loans                                       4,360,181      4,599,652
 Current portion of long-term debt
  and capital lease obligations                           384,615        678,397

 Total current liabilities                             20,264,443     20,189,993

Long-term debt and capital lease
 obligations net of current maturities                  1,022,164      1,158,081

Deferred income tax                                         1,421         39,718
Minority Interests                                         (9,910)        14,203
Redeemable Common Stock par value
 $0.003 per share                                       1,445,808      1,445,808

- issued and outstanding shares: 2004 - 180,726

Shareholders' equity
 Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares :
    2003-5,529,133; 2004-5,527,639; 30
    June 2004- 5,557,639                                   16,669         16,579

 Additional paid-in capital                            21,723,248     21,665,801

 Retained earnings                                      9,208,804      8,515,793

 Accumulated other comprehensive
  income                                                  546,469        552,469

                                                       31,495,190     30,750,642

Total liabilities and shareholders'
 equity                                                54,219,117     53,598,445

    For more information please contact:
    In US
    George OLeary
    Tel: +1 949 760 9611
    Fax: +1 949 760 9607

    In Hong Kong
    Cathy Pang
    Tel: +852 2605 5822
    Fax: +852 2691 1724



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